

May 16, 2012

<u>Via E-mail</u>
Kenneth R. Bull
Chief Financial Officer
Five Below, Inc.
1818 Market Street
Suite 1900
Philadelphia, PA 19103

> **Re: Five Below, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2012**
> **File No. 333-180780**

Dear Mr. Bull:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    •   Describe how and when a company may lose emerging growth company status;

    •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    •   State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

5. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Inside Front Cover Page of Prospectus

6. Please delete the dealer prospectus delivery obligation language, as you have already provided this language on the outside back cover page of the prospectus, where it is required to appear. Refer to Item 502(b) of Regulation S-K.

Market and Industry Data

7. We note your statement regarding the market and industry data in your prospectus and that "[i]ndustry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the

accuracy or completeness of such information" and that while you believe such studies and publications to be reliable you "have not independently verified market and industry data from third-party sources." We also note your statement that "[w]hile we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified." Please delete this language to avoid the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary, page 1

Overview, page 1

8. We note references throughout your prospectus to third-party sources, including The Buxton Company and EPM Communications, Inc., for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us supplementally whether you are affiliated with any such third parties.

9. Please disclose whether the following statements are based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon, consistent with comment 8 above.

   - "This segment of the population has a significant amount of disposable income as the vast majority of this age group's basic needs are already met." (page 3)

   - "Our compelling value proposition and the dynamic nature of our merchandise offering has fostered universal appeal to teens and pre-teens, as well as customers across a variety of age groups beyond our target demographic." (page 52)

   - Your statement under the "Competitive Strengths" section on page 52 that the teen and pre-teen customer base is "economically influential and resilient."

10. We note your references to "trend-right" merchandise, "the aspirational teen and pre-teen customer", your "dynamic" product assortment and your "powerful" business model. Please revise your prospectus to clarify the meaning of these statements, and explain to investors why, for example, you believe that your business model is "powerful," or otherwise revise these statements. This comment also applies to the Management's Discussion & Analysis section of your prospectus, and elsewhere that these statements appear.

11. Please balance your disclosure in this section with the risks you disclose in the risk factors and elsewhere in your prospectus. For example, you discuss your net sales and comparable store sales growth on page 1, without discussing the negative impact on your results of operations of any commodity cost increases or general inflation, as you disclose on page 39.

Our Market Opportunity, page 3

12. Please provide additional detail regarding your ability to grow your store base to include more than 2,000 locations, including the approximate time frame for growing your business as such. Please also state, if true, that although you believe you have the potential to grow your business to 2,000 stores, there is no guarantee that you will be able to grow your business to encompass 2,000 store locations. Please elaborate upon these plans and any resultant capital expenditure requirements in your Management's Discussion and Analysis section.

Principal Shareholders, page 4

13. We note that Advent's current portfolio involves investments in 54 companies, including companies in the retail sector. If true, please disclose the fact that your principal shareholders may acquire or hold interests in businesses that compete directly with you, or may pursue acquisition opportunities that are complimentary to your business, making such an acquisition unavailable to you and tell us what consideration you gave to including a risk factor regarding these circumstances.

14. Please disclose in tabular format in this subsection or under a separate heading in "Summary" any payments, compensation, or the value of any equity that each of your principal shareholders, directors or executive officers received or will receive in connection with the offering, including from:

- Dividends on your common stock;

- Equity awards granted or vested in connection with the offering; and

- Any proceeds of this offering.

Summary Financial and Other Data, page 9

15. We note your inclusion of "Unaudited pro forma net income" on page 9. Please revise to disclose in this section that the Pro Forma information was prepared in accordance with Article 11 of Regulation S-X.

16. Refer to footnote (3) regarding your pro forma Financing Transaction and the exercise of the warrants adjustment in arriving at the pro forma EPS. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. Tell us why you believe the planned Financing Transaction and the exercise of the warrants are factually supportable or revise.

17. Please provide a footnote for the reconciliation of your pro forma basic and diluted EPS to historical basic and diluted EPS. In this regard, the footnote should also reconcile the changes of the number of weighted average pro forma common shares in the denominator of the pro form EPS calculation.

Risk Factors, page 12

Insiders will continue to have substantial control over us…, page 23

18. We note your disclosure that certain shareholders have executed irrevocable proxies appointing Messrs. Schlessinger and Vellios as proxies. Please tell us the materiality of such proxies as they relate to the ability of Messrs. Schlessinger and Vellios to "influence or control matters requiring approval by [y]our shareholders."

Special Note Regarding Forward-Looking Statements, page 26

19. Many of the statements in your prospectus relate to present facts or conditions, rather than to historical facts or future events. Accordingly, your statement in the first paragraph of this section that, "[f]orward-looking statements relate to expectations, beliefs . . . and similar expressions concerning matters that are not historical facts . . . ." appears to be overly broad. Please narrow your statement accordingly, or remove it.

Use of Proceeds, page 28

20. We note that you plan to use proceeds from this offering to repay your term loan facility and that you used the proceeds of your term loan facility to pay dividends to holders of your common stock and to holders of your Series A 8% preferred stock. Please disclose the amounts that your current executive officers, directors and beneficial owners received from the issuance of this dividend.

21. We note the use of proceeds for capital expenditures after paying offering expenses and the outstanding indebtedness if there are any proceeds left. Please quantify the amount of the proceeds used for capital expenditures once you determine the offering expenses and the outstanding indebtedness payoff amounts. We note from page 44 that you expect to spend approximately $20 million and $23 million for capital expenditures in fiscal 2012 and in fiscal 2013, respectively.

Capitalization, page 30

22. We note the actual column amounts not footed and that the presented total capitalization amount of $134 million represents both total liabilities and equity as of January 28, 2012. Please revise to include only outstanding indebtedness and equity amounts in the total capitalization.

Selected Financial and Other Data, page 34

23. Refer to your Adjusted EBITDA reconciliation which starts with net (loss) income. Please tell us what consideration you gave to providing a supplemental reconciliation of Adjusted EBITDA beginning with net income (loss) available to common shareholders. Alternatively, revise your disclosure to explain why your current reconciliation is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Overview, page 38

24. Please provide a more detailed discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing in any material way. For example, please discuss any material trends or uncertainties relating to your planned store expansion and the addition of a second distribution facility. In this regard, we note your disclosure elsewhere in the prospectus that you believe that you can expand from the 192 stores that you operated at the end of fiscal 2011 to more than 2,000 stores. Please also further discuss any trends or uncertainties associated with the limitation on your ability to pass along any increase commodity prices or respond to general inflationary pressures, as you disclose in the first full paragraph on page 39. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

25. We note your disclosure in the fourth paragraph of this section that you "have been successful in varying geographic regions, population densities and real estate settings." Here, or in the Description of Business section, briefly describe the regions, population densities and real estate settings in which you have been successful. In this regard, we note your disclosure on page 54 that you "expect most of our near-term growth will occur within our existing eastern U.S. markets . . . ."

Results of Operations, page 42

Net Sales, page 42

26. We note that your revenues increased significantly from fiscal 2010 to 2011, and it appears the majority of the increase is attributable to new stores that generated revenue in fiscal 2011 but did not generate revenue in fiscal 2010. As such, you should separately discuss the impact of these new stores in further detail by quantifying the number of new stores opened. You should also provide discussion of whether you expect this level of expansion to be sustainable or to change in the near future so that investors can evaluate the likelihood that the current trends will continue. We note from page 44 that you expect to construct and open 50 new stores in 2012.

27. Your analysis of the underlying factors behind the changes in net sales is too general and vague for readers to understand the performance of your businesses. Please provide more robust disclosures by quantifying the effects due to sales volume versus those due to pricing for each period presented in your results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Gross Profit, page 42

28. Your discussion and analysis does not specifically address costs of goods sold. Instead, such disclosure is indirectly addressed in the context of gross profit. In this regard, it is not clear how such disclosure provides your investors with the depth of understanding and knowledge necessary to properly evaluate your business. As such, it appears your disclosures should be supplemented with or, preferably, replaced by a discussion of costs on a stand-alone basis. Such disclosures should also clearly identity the major cost components included in cost of sales. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes.

29. Refer to your statement, "[t]he increase in gross margin was primarily the result of a 166 basis point increase due to the leveraging of buying and store occupancy expense." Please revise this discussion by separately quantifying each underlying driver behind the changes in gross profit margin and explain, in plain English, the meaning of "leveraging of buying and store occupancy expense."

30. Please tell us and revise to quantify what effect changes in your shrink reserve had on your gross margins. Further, tell us and disclose the shrink reserve as a percentage of sales for the past three fiscal years and the reasons for any significant fluctuations.

Kenneth R. Bull
Five Below, Inc.
May 16, 2012
Page 8

Liquidity and Capital Resources, page 44

31. Please revise to analyze the underlying reasons for the changes in your cash flows and to provide insights regarding the variability of your cash flows, rather than merely reciting the information as presented on the face of the cash flow statements. Refer to Section IV of our Release No. 33-8350.

32. Refer to your statement, "[t]he increase in net cash provided by operating activities was primarily the result of an increase in net sales and the reclassification of certain negative cash balances as accounts payable due to the timing of bank settlement." We assume you are referring to bank overdrafts. If so, and to the extent material, disclose the amount by which your outstanding checks where in excess of the funds on deposit.

Critical Accounting Policies and Estimates, page 48

33. We note that your critical accounting policies generally provide the same information as the notes to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Inventories, page 48

34. We note you maintain markdown reserves for slow-moving and obsolete inventories. Please confirm that reserves, once established, are offset against inventory when the related inventory is disposed as opposed to a general reserve account that may be adjusted. In this regard, tell us and disclose a roll-forward schedule of your inventory reserve amounts, to the extent material, for all periods presented, in a footnote or in a supplemental Schedule II in accordance with Rule 5-04 of Regulation S-X. To the extent that is material, explain to us why you did not separately present the provision for the reserve in the cash flow statements on page F-6.

Stock-Based Compensation, page 49

35. We read your disclosure with respect to how you estimate the fair value of your common stock underlying your stock based awards. Please note that if your anticipated offering price is significantly more than the estimated fair value on which compensation expense was measured, please expand your disclosure within critical accounting policies to

discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance or grant date and the date you filed your registration statement that caused an increase in the fair value of your stock. In this regard, we note you recorded additional compensation cost in fiscal 2010 in connection with the modification of options.

Valuation Methodologies Used in Determining Fair Value, page 50

36. We note your statement "[w]e then aggregated and analyzed the valuation results from these valuation methodologies to estimate an expected business enterprise value which was applied to our capital structure to determine a value per common share." In that regard, please advise us and disclose in more detail on how you aggregated and analyzed the results from apparently different valuation methodologies to arrive at your per share valuation.

Business, page 52

Our Merchandise, page 55

37. We note your disclosure on page 56 that "no single category world represented more than 22% of our total sales." To the extent that any single category world accounted for more than 10% of your consolidated revenue, please disclose the percentage of total revenue contributed by such product category. Refer to Item 101(c)(1)(i) of Regulation S-K.

Our Stores, page 56

38. We note your disclosure that your stores are located in "power, community and lifestyle shopping centers." Please describe each of these types of shopping centers, with a view to helping investors understand the locations in which you operate.

Expansion Opportunities and Site Selection, page 57

39. We note your disclosure that your new store model assumes that new stores achieve sales of approximately $1.5 to $1.6 million in the first full year of operation. Please clarify whether this is consistent with what your new stores have historically earned in the first full year of operations, or explain to investors why your new store model assumes such sales.

Executive Compensation, page 68

Compensation Discussion and Analysis, page 68

Relative Size of Major Compensation Elements, page 69

40. We note your disclosure in this section that "the compensation committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives, long-term equity incentives and retirement/perquisites to best fit a Named Executive Officer's specific circumstances." Please disclose when the compensation committee may decide to adjust the allocation between elements of an NEO's compensation. For example, disclose whether the compensation committee must make such a determination at the beginning of the fiscal year, or whether the compensation committee can make such determination when paying out any awards.

Base Salary, page 70

41. Please briefly describe the factors considered in making the determination to increase Messrs. Schlessinger and Vellios' base salaries retroactive to January 30, 2011. Refer to Item 402(b)(2)(ix) of Regulation S-K.

Annual Incentive Compensation, page 70

42. We note your disclosure that cash incentive awards to your NEOs are "guided by a plan term sheet, but are otherwise discretionary based on the subjective determination of the compensation committee." Please elaborate upon the subjective factors used by the compensation committee in determining the amounts to be paid out pursuant to your annual incentive compensation plan, and elaborate upon these factors as they apply to the $3 million bonuses paid to Messrs. Schlessinger and Vellios in fiscal 2011. Refer to Item 402(b)(1)(v) of Regulation S-K.

43. We note your statement that the bonuses paid to Messrs. Schlessinger and Vellios represent "a discretionary, one-time bonus of $3.0 million." However, it appears from your description of your annual incentive compensation program and the discretion that your compensation committee exercises over awards made under this program, that such a bonus could be awarded in any given fiscal year. Please revise to describe the way in which the awards issued in fiscal 2011 are not representative of future awards contemplated by the compensation committee, or advise.

44. We note your statement in the third full paragraph on page 71 that because you incurred certain unexpected expenses, the compensation committee made additional adjustments to your fiscal 2011 Adjusted EBITDA "for purposes of measuring achievement by our executive officers of their bonus targets." Please further describe these adjustments, with a view towards explaining to investors how you determined the amounts to be paid to

your NEOs under the annual incentive compensation plan program. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Long-term Equity Incentive Compensation, page 71

45. Please briefly describe the specific items of corporate and individual performance taken into account by the compensation committee in determining to award non-qualified stock options to Mr. Bull in fiscal 2011. Refer to Item 402(b)(1)(v) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 75

46. Please define key terms such as "cause," "good reason" and "Change of Control Transaction" throughout the section instead of referring to the agreements in which they are contained. This comment also applies to the key terms referenced in the "Employee Benefit Plans" section beginning on page 78.

Certain Relationships and Related Party Transactions, page 86

47. Please disclose the information required by Item 404(a) of Regulation S-K for the Option Cancellation Agreements disclosed on page 85.

Our Policies Regarding Related Party Transactions, page 87

48. Please disclose the standard(s) that the nominating and governance committee will apply in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Principal and Selling Shareholders, page 89

49. For each principal or selling shareholder, please indicate by footnote or otherwise the number of shares with respect to which such holder has the right to acquire beneficial ownership. Refer to Item 403(a) and (b) of Regulation S-K.

Underwriting, page 108

50. Please briefly describe the "certain exceptions" to the lock-up agreements to which you refer on pages 108-109.

Financial Statements, page F-1

Statements of Operations, page F-4

51. From disclosure on page 8 and elsewhere in the filing, you disclose you plan to effect a reverse stock split prior to the closing of this offering. Please confirm that you intend to

adjust your disclosure of outstanding shares and earnings per share for each historical and pro forma period presented throughout your filing to give retroactive effect to the split. In addition, provide a cross-referenced note which discloses your retroactive treatment, explain the changes made, and states the date in which the split became effective. Refer to SAB Topic 4.C.

52. Revise your pro forma earnings per share calculations to give effect to the number of shares whose proceeds would to be used to repay your outstanding indebtedness under your new term loan facility. We also note your intention to pay dividend to common shareholders in 2012 based on your disclosure on page 29. In this regard, when a dividend is to be paid out of the proceeds of the offering rather than from current year's earnings, pro forma per share data should be presented giving effect to the number of shares whose proceeds would be necessary to pay the dividend. Refer to SAB Topic 1.B.3. Lastly, provide a footnote which summarizes pro forma net income and pro forma basic and diluted net income per share computations.

(1)Summary of Significant Accounting Policies, page F-7

53. Tell us and disclose how you define your reportable segments. Refer to ASC 280-10-50-21. Further, provide the enterprise revenue disclosure as required by paragraph 40 of ASC 280-10-50.

(f) Inventories, page F-8

54. Please disclose how accurate your inventory shrinkage estimates have been in the past and the impact of any adjustments made resulting from your annual physical inventory.

55. We note your disclosure that cost is determined on a weighted average cost method which approximates a FIFO (first in, first out) basis. In that regard, explain to us and disclose in further detail on how your weighted average cost method approximates FIFO basis in your situation.

 (m) Revenue Recognition, page F-10

56. Please revise your disclosure for unredeemed gift certificates to indicate whether or not gift certificates are sold with expiration dates. If not, disclose whether you recognize gift card breakage revenues including how you determine when the likelihood of redemption becomes remote.

(6) Common Stock Options, page F-19

57. Please explain to us and disclose how you measured the compensation cost related to the incremental value associated with the modification of the options.

Part II -- Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-6

    58. Please revise the exhibit index to include the consent of Pepper Hamilton LLP.

Item 17. Undertakings, page II-7

    59. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Barry M. Abelson, Esq.